Exhibit 99.1

NIO Inc. Announces Launch of Battery as a Service and

Establishment of Battery Asset Company

SHANGHAI, China, August 20, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium smart electric vehicle market, today launched the innovative Battery as a Service (the “BaaS”) subscription model and announced the establishment of Wuhan Weineng Battery Asset Co., Ltd. (the “Battery Asset Company”).

The BaaS model allows users to purchase electric vehicles and subscribe the usage of battery packs separately. If users opt to purchase an ES8, ES6 or EC6 model and subscribe to use the 70 kWh battery pack under the BaaS model, they can enjoy the vehicle purchase price with an RMB70,000 deduction off the original price and pay a monthly subscription fee of RMB980 for the battery pack. Meanwhile, the users will continue to enjoy the existing favorable policies such as purchase tax exemption and government subsidies for EVs. The first vehicle under the BaaS model has completed the process of license plate registration, insurance purchase, and auto financing. All users who purchase NIO vehicles are now eligible to place orders with the BaaS model.

On August 18, 2020, NIO, Contemporary Amperex Technology Co., Limited (“CATL”), Hubei Science Technology Investment Group Co., Ltd. and a subsidiary of Guotai Junan International Holdings Limited (collectively the “Partners”) jointly established the Battery Asset Company. NIO and the Partners will each invest RMB200 million and hold 25% equity interest in the Battery Asset Company respectively. The Battery Asset Company is dedicated to purchase and own the battery assets, and lease the battery packs to users who subscribe to the BaaS model.

“The BaaS model has long been planned with our unique battery swap technologies. The successful launch of the BaaS model will enable NIO users to benefit from the lower initial purchase prices of our products, flexible battery upgrade options and assurance of battery performance,” said William Bin Li, founder, chairman, and chief executive officer of NIO. “As of today, NIO has deployed 143 battery swap stations across 64 cities in China, and completed over 800,000 battery swaps for our users. The advantages of our chargeable, swappable and upgradable battery swap technologies will continue to enhance competitiveness of NIO products, promote conversion to our premium smart EVs and create more values for our users.”

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next-generation technologies in connectivity, autonomous driving, and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient, and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater flagship premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater premium electric coupe SUV, in December 2019 and plans to commence deliveries in 2020.

About Contemporary Amperex Technology Co., Limited

Contemporary Amperex Technology Co., Limited (CATL) (SZ.300750) is a global leader in the development and manufacturing of lithium-ion batteries, with businesses covering R&D, manufacturing and sales of battery systems for new energy vehicles and energy storage systems. The company is committed to providing best-in-class solutions for global new energy applications. Headquartered in Ningde, China, CATL has subsidiaries in Liyang (Jiangsu Province), Xining (Qinghai Province) and Yibin (Sichuan Province), as well as in Munich (Germany), Paris (France), Yokohama (Japan), Detroit (USA). In addition, the company owns and operates battery manufacturing facilities in Fujian, Jiangsu, Qinghai and Sichuan Provinces, and in its European plant located in Erfurt, Germany, its first overseas plant that is currently under construction. The company is ranked No.1 globally in the consumption volume of EV battery products for three consecutive years (source SNE Research).

About Hubei Science Technology Investment Group Co., Ltd.

Hubei Science and Technology Investment Group Co., Ltd. (HBSTI) was established by the Management Committee of East Lake High-tech Zone in July, 2005.The registered capital of HBST is 40 billion RMB. It undertakes the five functions of "major infrastructure construction, industrial park construction, key industry investment, scientific and technological financial services, and state-owned assets operation" of East Lake high tech zone. By the end of 2019, the total assets of HBSTI are about 160 billion RMB, and the group has more than 80 subsidiaries. It has become the largest state-owned holding group in the High-tech Zone. In the next ten years, HBSTI will strive to build a "science and technology park + industrial cluster + city supporting" business model, to become the "industry incubator" and "city service provider" of Optical Valley.

About Guotai Junan International Holdings Limited

Guotai Junan International (GTJAI, Stock Code: 1788.HK) is the market leader and first mover for internationalization of Chinese Securities Company. The Company is the first Chinese securities broker to list on the Main Board of The Hong Kong Stock Exchange by way of initial public offering. Based in Hong Kong, the Company provides diversified integrated financial services. The core services include: wealth management, corporate finance, loans and financing, asset management and financial products. Guotai Junan International has been assigned “Baa2 / Prime-2” and “BBB+ / A-2” long-term issuer rating from Moody and Standard & Poor respectively.The controlling shareholder, Guotai Junan Securities Company Limited is the comprehensive financial provider with a long-term, sustainable and overall leading position in the Chinese securities industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO